

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 1, 2007

Mr. Robert C. Singer
Williams Scotsman International, Inc.
8211 Town Center Drive
Baltimore, MD 21236

> **RE:** **Williams Scotsman International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 12, 2007**
> **File #0-51521**

Dear Mr. Singer:

We have reviewed your response letter dated June 19, 2007 and have the following additional comment.

Form 10-K for the fiscal year ended December 31, 2006

Note 15. Supplemental Condensed Consolidating Financial Information page 66

1. We have reviewed your response to our prior comment three. Your exclusion of the condensed consolidating statements of operations and cash flows for the year ended December 31, 2004 and your presentation of Williams Scotsman of Canada, Inc. as a non-guarantor did not conform to the requirements of Rule 3-10 of Regulation S-X. However, we have no further comment at this time. Please be advised that if you file a registration statement under the Securities Act, prior to filing your Form 10-K for the year ended December 31, 2007, we would expect you to revise your financial statements to comply with Rule 3-10.

*   *   *   *

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief